 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Staffing 360 Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

095428108
(CUSIP Number)

January 22, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095428108

1	NAME OF REPORTING PERSON

Bigger Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		387,500(1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

387,500(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

387,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.78%
12	TYPE OF REPORTING PERSON

PN

(1)	Constitutes the ownership of Bigger Capital as of January 22, 2019. Please see Item 4 of this Schedule 13G for additional stock ownership information.

2

CUSIP No. 095428108

1	NAME OF REPORTING PERSON

Bigger Capital Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		387,500(1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

387,500(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

387,500(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.78%
12	TYPE OF REPORTING PERSON

OO

(1)	Consists of 387,500 shares of Common Stock owned by Bigger Capital as of January 22, 2019. Please see Item 4 of this Schedule 13G for additional stock ownership information.

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CUSIP No. 095428108

1	NAME OF REPORTING PERSON

Michael Bigger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		387,500(1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

387,500(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

387,500(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.78%
12	TYPE OF REPORTING PERSON

IN

(1)	Consists of 387,500 shares of Common Stock owned by Bigger Capital as of January 22, 2019. Please see Item 4 of this Schedule 13G for additional stock ownership information.

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CUSIP No. 095428108

Item 1(a).	Name of Issuer:

Staffing 360 Solutions, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

641 Lexington Avenue, 27th Floor

New York, New York 10022

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Bigger Capital Fund, LP (“Bigger Capital”)

159 Jennings Road, Suite 3000

Cold Spring Harbor, NY 11724

Citizenship: Delaware

Bigger Capital Fund GP, LLC (“Bigger GP”)

159 Jennings Road, Suite 3000

Cold Spring Harbor, NY 11724

Citizenship: Delaware

Michael Bigger

159 Jennings Road, Suite 3000

Cold Spring Harbor, NY 11724

Citizenship: USA

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.00001 par value (the “Common Stock”).

Item 2(e).	CUSIP Number:

095428108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

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CUSIP No. 095428108

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

All stock ownership information reported in this Item 4 is as of the close of business on January 22, 2019. Subsequent thereto, the Reporting Persons sold all of the shares of Common Stock beneficially owned by them.

As of January 22, 2019, Bigger Capital beneficially owned 387,500 shares of Common Stock.

As of January 22, 2019, Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the 387,500 shares of Common Stock beneficially owned by Bigger Capital.

As of January 22, 2019, Mr. Bigger, as the managing member of Bigger GP, may be deemed to beneficially own the 387,500 shares of Common Stock beneficially owned by Bigger Capital

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaim beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital.

(b)	Percent of class:

The following percentages are based on 5,719,168 shares of Common Stock outstanding as of January 30, 2019, as disclosed in Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-228448) filed by the Issuer on January 31, 2019.

As of the close of business on January 22, 2019, each of Bigger Capital, Bigger GP and Mr. Bigger may be deemed to beneficially own approximately 6.78% of the outstanding shares of Common Stock.

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CUSIP No. 095428108

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bigger GP and Mr. Bigger shared voting and dispositive power over the shares of Common Stock beneficially owned by Bigger Capital.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 095428108

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2019

Bigger Capital Fund, LP		Bigger Capital Fund GP, LLC

By:	Bigger Capital Fund GP, LLC, its general partner
		By:	/s/ Michael Bigger
Michael Bigger
By:	/s/ Michael Bigger		Managing Member
Michael Bigger
Managing Member

/s/ Michael Bigger
Michael Bigger

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